JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D to which this Agreement is attached as an exhibit, and all amendments thereto, may be filed on behalf of such entity or person. This Agreement shall remain in effect until espressly terminated in writing.

Dated: October 17, 2006	Reeves Telecom Acquisition Corp.

	By:	/s/ JOHN S. GRACE
John S. Grace
Its: President

/s/ JOHN S. GRACE